Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-240199

Supplementing the Preliminary

Prospectus Supplement, dated January 10, 2022

(To Prospectus, dated July 30, 2020)

$300,000,000

RPM International Inc.

2.950% Notes due 2032

Final Term Sheet

The following information supplements the Preliminary Prospectus Supplement, dated January 10, 2022, and is filed pursuant to Rule 433, under Registration No. 333-240199.

January 10, 2022

Issuer:	RPM International Inc.

Ratings (Moody’s / S&P / Fitch):*	Baa3 (Stable) / BBB (Stable) / BBB- (Stable)

Type of Offering:	SEC Registered

Trade Date:	January 10, 2022

Settlement Date:**	January 25, 2022 (T+10)

Change of Control Offer:	If a “change of control triggering event” occurs, the Issuer will be required, subject to certain conditions, to offer to repurchase the Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date (all as described in the Issuer’s Preliminary Prospectus Supplement, dated January 10, 2022, relating to the Notes).

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC

Co-Managers:	Citizens Capital Markets, Inc. KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC Santander Investment Securities Inc. Wells Fargo Securities, LLC

Aggregate Principal Amount Offered:	$300,000,000 2.950% Notes due 2032

Maturity Date:	January 15, 2032

Interest Payment Dates:	Semi-annually on January 15 and July 15, beginning on July 15, 2022

Coupon:	2.950%

Price to Public (Issuer Price):	99.778% of principal amount, plus accrued interest

Yield to Maturity:	2.976%

Benchmark Treasury:	UST 1.375% due November 15, 2031

Benchmark Treasury Price / Yield:	96-12+ / 1.776%

Spread to Benchmark Treasury:	1.20% (120 basis points)

Optional Redemption:

Prior to October 15, 2031 (3 months prior to the maturity date of the Notes) the Notes may be redeemed at the Issuer’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on October 15, 2031) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

At any time on or after October 15, 2031 (3 months prior to the maturity date of the Notes), the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN Number:	749685AY9/ US749685AY95

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Note: RPM International Inc. expects that delivery of the Notes will be made to investors on or about January 25, 2022, which will be the tenth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to two business days before delivery should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, or any underwriter or any dealer participating in the offering, will arrange to send you the prospectus if you request it by calling or emailing BofA Securities, Inc. toll-free at (800) 294-1322 or dg.prospectus_requests@bofa.com or by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.